SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended: December 31, 2000

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 033-63489

INTEL CORPORATION 401(k) SAVINGS PLAN
(Full title of the Plan)

INTEL CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95052-8119
(address of principal executive office of the issuer)

INTEL CORPORATION 401(K) SAVINGS PLAN
Index to Financial Statements and Exhibit

Item

Report of Ernst & Young LLP, Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits for Year Ended December 31, 2000

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

Intel Corporation 401(k) Savings Plan

Financial Statements

Year ended December 31, 2000

Report of Independent Auditors

The Plan Administrative Committee

Intel Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Corporation 401(k) Savings Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

 /s/ ERNST & YOUNG LLP

May 4, 2001

Intel Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31,
2000	1999

(In Thousands)

Assets
Value of interest in the Master Trust	$1,877,058	$2,036,976
Employee receivables	5,985	16

Total assets	1,883,043	2,036,992

Liabilities
Accrued administrative fees	120	249

Net assets available for benefits	$1,882,923	$2,036,743

See accompanying notes.

Intel Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000
(In Thousands)
Additions:
Employee contributions	$303,790

Deductions:
Benefits paid to participants and participant withdrawals	90,202
Administrative fees	1,454

Total deductions	91,656

Net investment loss from participation in the Master Trust	(365,954)

Net decrease	(153,820)
Net assets available for benefits:
Beginning of year	2,036,743

End of year	$1,882,923

See accompanying notes.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2000

1. Description of the Plan

The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document and the plan prospectus for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible U.S. employees of Intel Corporation (the company). Effective April 2000, employees are eligible to participate in the Plan any time on or after the day of hire. Prior to April 2000, upon hire, employees were eligible to participate in the Plan, effective the first day of the calendar quarter following thirty days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan consists of participants' deferred accounts, employee accounts and rollover accounts.

Trustee

Mellon Bank, N.A. is the Plan's trustee.

Administration of the Plan

The company is responsible for the general operation and administration of the Plan, and for carrying out and interpreting the Plan's provisions. In addition, the company is the named fiduciary and administrator of the Plan, as well as the Plan sponsor, as defined by ERISA. The company contracted with Fidelity Investments in April 2000 to provide recordkeeping services with respect to the Plan. Prior to April 2000, Howard Johnson provided recordkeeping services to the Plan.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions and Participant Accounts

Participant Contributions

Effective April 2000, participants may contribute up to 12% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis. Prior to April 2000, participants could contribute up to 10% of their annual compensation on a before-tax basis. Such contributions are withheld by the company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may elect to invest in fifteen different investment options. Scudder Kemper Investments has discretionary authority for the purchase and sale of investments in the Scudder Fixed Income Fund, subject to the general investment policies of the Investment Policy Committee of the company. Participants may change their investment elections daily.

Participant Accounts

Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

  Biweekly or semi-monthly for participant contributions.
  Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

Vesting

Participants are immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant, or applicable beneficiary, may elect to have benefits paid in a single lump sum distribution or in a specified number of monthly, quarterly, semiannual or annual installments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.

Participant Loans

All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Plan. All loans to participants are secured by the participant's account balances. Effective March 1, 2000, the interest rate for new loans is based on the prime rate plus 1% as reported in the Wall Street Journal on the last business day of each month. The loan provisions are established and administered by the recordkeeper.

Participants may choose to obtain loans from either this Plan or the Intel Corporation Profit Sharing Plan. Repayments of loans are transferred to the participants' accounts in the Plan based on the ratio in which such accounts provided funding for the loan.

Administrative Expenses

The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

During 2000, the Plan paid nonrecurring conversion-related expenses of approximately $687,000 related to the conversion to a new recordkeeper.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in the Master Trust (see Note 3) are stated at each plan's proportionate share of participation in the Master Trust, based upon the fair value of Master Trust investments held at year end.

Investments in interest bearing cash, money market funds, mutual funds, debt securities, equity securities, and participant loans are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year end. Interest bearing cash and money market funds are stated at cost plus accrued interest, which approximate fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Investments not traded in active markets are stated at the estimated fair value, computed using pricing models at current rates.

Investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

The Master Trust holds derivative financial instruments in order to manage market risks and to alter the return characteristics of underlying securities to match certain fund objectives. Interest rate swap contracts and wrapper contracts with insurance companies are stated at fair value as of the last day of the year and are netted against the fair value of the related underlying investment. Foreign currency forward contracts and Standard & Poor's 500 Index (S&P 500 Index) options are stated at fair value as of the last day of the year. Realized and unrealized appreciation (depreciation) in the fair value of all derivative financial instruments are currently recognized in income.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

Guaranteed investment contracts are entered into with insurance companies. The contracts are unallocated in nature and are valued at contract value, which approximates fair value, as reported by the respective insurance companies. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions are accrued when the participants' salary deferrals are made.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

The Plan will adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, at the beginning of the year 2001. Because the Plan currently accounts for all financial instruments at fair value (or amounts that approximate fair value), the adoption of the new statement will not have a material impact on the recognized investment income or the net assets available for benefits of the Plan.

3. Interest in the Master Trust

All of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, the Intel Puerto Rico Retirement Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust in proportion to its respective interests in the Master Trust. The company's Treasury Department manages all assets of the Master Trust that pertain to company contributions and has discretionary authority for the related purchases and sales of investments, subject to the general investment policies of the Investment Policy Committee of the company.

The value of the Plan's interest in the Master Trust included in the statements of net assets available for benefits represents 37.05% and 38.16% of undivided interests in the net assets of the Master Trust at December 31, 2000 and 1999, respectively. Interest, dividends, net appreciation (depreciation) in the fair value of investments, and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The Master Trust net assets available for benefits consisted of the following at:

December 31,
2000	1999

(In Thousands)
Assets:
Investments, at fair value:
Interest bearing cash and money market funds	$89,262	$131,497
Mutual funds	1,178,027	1,234,191
Debt securities and debt swaps	956,521	681,185
Guaranteed investment contracts	5,462	5,152
Intel common stock	673,796	774,398
Other equity securities and equity derivatives	2,068,386	2,410,699
Participant loans receivable	97,442	94,650

Total investments	5,068,896	5,331,772

Receivables:
Interest and dividends receivable	9,942	578
Receivable from brokers for securities sold	240	12,000

Total assets	5,079,078	5,344,350

Liabilities:
Payable to brokers for securities purchased	12,685	7,017

Net assets available for benefits	$5,066,393	$5,337,333

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The following is a summary of the investment loss in the Master Trust:

Year Ended December 31,
2000

(In Thousands)
Net depreciation in fair value of investments determined by quoted market price:
Other equity securities and equity derivatives	$(407,163)
Mutual funds	(195,527)
Intel common stock	(278,226)

(880,916)
Net appreciation in fair value of investments estimated by the trustee:
Debt securities and debt swaps	363

Interest and dividends	206,404

Net investment loss	$(674,149)

The Master Trust held investments in interest bearing cash and money market funds, mutual funds, debt securities, participant loans, wrapper contracts, and guaranteed investment contracts specifically allocated to the Plan at December 31, 2000 and 1999.

Certain Master Trust investments are shares of the company's common stock specifically allocated to the Plan. Transactions in shares of the company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2000, the Master Trust made purchases and sales of the company's common stock of approximately $243,520,000 and $9,101,000, respectively. The Plan had a 94.37% and 95.45% interest in the company's common stock held by the Master Trust at December 31, 2000 and 1999, respectively.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Guaranteed Investment Contracts

The Master Trust held guaranteed investment contracts with insurance companies specifically allocated to the Plan in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2000, the Master Trust held guaranteed investment contracts in the amount of $5,462,000 ($5,152,000 at December 31, 1999) with insurance companies that have S&P Index's ratings of AA or better at the time of purchase. No more than approximately $3,255,000 ($3,064,000 in 1999) of the guaranteed investment contracts is with any one insurance company.

5. Wrapper Contracts

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability, death, or participant-directed transfers, in accordance with the terms of the Plan. As of December 31, 2000 and 1999, the Master Trust held wrapper contracts with notional amounts of $38,012,000 and $44,974,000 with a fair value of approximately $48,000 and $1,274,000, respectively.

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Intel Stock Fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

7. Nonparticipant-Directed Investments

The PAYSOP account, which represents the company's contributed shares of its common stock, was closed in July 2000. As a result, the nonparticipant-directed securities were transferred to the Intel Stock Fund at December 31, 2000, and are now participant-directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31,
	2000	1999

	(In Thousands)

Investments at fair value:
Intel common stock	$--	$130,239

Year Ended December 31, 2000

(In Thousands)

Changes in net assets:
Additions:
Interest and dividends	$57

Deductions:
Benefits paid to participants and participant withdrawals	193

Net realized and unrealized appreciation in fair value of investments	74,589
Net transfers	(204,692)

Net decrease	$(130,239)

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

8. Differences Between Financial Statements and the Form 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500 as of:

	December 31,
	2000	1999

	(In Thousands)

Net assets available for benefits per the financial statements	$1,882,923	$2,036,743
Amounts allocated to withdrawing participants	--	(10,812)

Net assets available for benefits per the Form 5500	$1,882,923	$2,025,931

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the statement of changes in net assets available for benefits to the Form 5500:

Year Ended December 31,
2000

(In Thousands)

Benefits paid to participants per the financial statements	$90,202
Amounts allocated on the Form 5500 to withdrawn participants at December 31, 1999	(10,812)

Benefits paid to participants per the Form 5500	$79,390

Intel Corporation 401(k) Savings Plan

Notes to Financial Statements (continued)

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 24, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the plan administrator and its internal tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan is qualified and the related trust is tax-exempt.

10. Plan Termination

The company has the right under the Plan to amend or terminate the Plan at any time and for any reason. The Board of Directors of the company may amend the Plan. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan prior to the date when such amendment is adopted. In the event of a plan termination, participants will remain 100% vested in their accounts.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(K) SAVINGS PLAN
(Full Title of the Plan)

Date: June 5, 2001	By:	/s/ Andy D. Bryant

Andy D. Bryant
Executive Vice President,
Chief Financial Officer and
Principal Accounting Officer
of Intel Corporation,
Plan Administrator